[Wachtell, Lipton, Rosen & Katz Letterhead]

February 12, 2010

VIA EDGAR AND FASCIMILE

Susan Block

Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-7010

Re:	Metals USA Holdings Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed on December 30, 2009
File No. 333-150999

Dear Ms. Block:

On behalf of Metals USA Holdings Corp. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the filing referenced above, which you delivered in a letter dated January 15, 2010.

We are providing under separate cover five copies of Amendment No. 5 to the above-referenced Registration Statement (“Amendment No. 5”), which reflects the Company’s responses and additional and revised disclosure. Two copies of Amendment No. 5 are marked to show changes from the filing of Amendment No. 4 to the Registration Statement on Form S-1 on December 30, 2009. We are providing courtesy copies of Amendment No. 5, clean and marked, to Kristin Shifflett, Margery E. Reich and Lauren Nguyen of the Staff.

February 12, 2010

For your convenience, the text of the Staff’s comments is set forth in bold followed by the Company’s responses. All page references in the responses set forth below refer to pages of the Amendment No. 5. Terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Registration Statement on Form S-1

Prospectus Summary, page 1

Our Company, page 1

1.	We note your response to our prior comment 5 and added disclosure and reissue. Please further expand your balancing disclosure to more fully describe how the weakened steel demand and prices in the domestic market impacted your company, similar to your response to our prior comment 11 and added disclosure at page 48.

Response: The Company has revised the Registration Statement on pages 1 and 2 in response to the Staff’s comment.

2.	We note your response to prior comment 2. Please revise to also disclose your net debt for the nine months ended September 30, 2009, and your cash flow from operations as of your fiscal year end, for comparisons.

Response: The Company has revised the Registration Statement on page 2 in response to the Staff’s comment.

Covenant Compliance, page 15

3.	We note your inclusion of a “Covenant Compliance” section herein and within the Liquidity section of your MD&A, on page 61. While we do not object to this subsection within your liquidity discussion, we believe that this discussion should be confined to the MD&A section. As explained in Question 102.09 of the Compliance and Disclosure Interpretations issued on January 11, 2010 on the use of non-GAAP financial measures, the disclosure of adjusted EBITDA and discussion of debt covenants is appropriate under circumstances similar to yours when presented within the MD&A section as a part of your discussion of liquidity. Please revise.

We would not object to a presentation of the actual FCCR, with a cross reference to its computation in the Liquidity section of MD&A.

Response: The Company has revised the Registration Statement on page 15 in response to the Staff’s comment.

February 12, 2010

Risk Factors, page 19

Our operating results and liquidity could be negatively affected, page 19

4.	We note your response to prior comment 7. Please revise the subheadings to indicate whether you are in the high or low cycles so that investors can assess the risk.

Response: The Company has revised the Registration Statement on page 16 in response to the Staff’s comment.

Our debt agreements impose significant operating and financial restrictions, page 25

5.	Please indicate in the subheading that you currently do not satisfy some of your debt covenants.

Response: The Company has revised the Registration Statement on page 22 in response to the Staff’s comment.

6.	We note your disclosure that the interest rate in respect to borrowings under the ABL facility is determined in reference to the FCCR. Please disclose how, or whether, your current FCCR has impacted the interest rate.

Response: The Company has revised the Registration Statement on page 23 in response to the Staff’s comment.

Covenant Compliance, page 61

7.	We note that the definition and application of the FCCR in the ABL differs from the definition and application of the FCCR contained in the indentures. We understand that the FCCR presented in the table on page 63 has been determined based upon the requirements of the ABL facility because it is the most restrictive. Please confirm, or explain how our understanding is not correct.

Response: The Company confirms the Staff’s understanding.

8.	To facilitate our understanding of the differences in the derivation of the FCCR, please provide us with a schedule of the actual computation of the FCCR as of September 30, 2009 under the requirements of the indentures and under the requirements of the ABL facility. Indicate the nature of any significant differences.

Response: The Company supplementally advises the Staff that the significant differences between the FCCR computation (a) as defined in the loan and security agreement governing the ABL facility versus (b) the indentures governing the Company’s Senior Secured Notes and Senior Floating Rate PIK Toggle Notes are the components of the numerator and denominator. Both FCCR computations begin with adjusted EBITDA (similarly defined under each debt agreement) in the respective numerators; however, the FCCR computation defined by ABL facility further subtracts (i) income taxes paid in cash included in the determination

February 12, 2010

of Consolidated Net Income (as defined) during the period, or adds income taxes received in cash included in the determination of Consolidated Net Income, if any, and (ii) subtracts non-financed Capital Expenditures (as defined) during the period. The denominators of the respective FCCR computations each consist of Consolidated Interest Expense (similarly defined under each debt agreement); however, the FCCR computation defined by the ABL facility further adds (x) scheduled principal payments required to be made during a period of Indebtedness (as defined) for borrowed money, plus (y) Distributions (as defined) to the extent paid by the Parent (as defined) in cash. Therefore, the calculation of the FCCR as computed in accordance with the ABL facility is more restrictive than the FCCR as defined by the Company’s indentures. The FCCR covenant, as defined by the ABL facility, is a maintenance covenant, whereby a minimum FCCR of 1.00x must be maintained if excess ABL availability is less than $45 million. However, the FCCR covenants contained in the indentures are negative covenants, the purpose of which is to place a limit on additional indebtedness. Under the indenture FCCR covenants, the Company can incur additional debt if the FCCR would be at least 2.00x on a proforma basis. Negative covenants, as contained in the Company’s indentures, are event-related restrictions that limit or prohibit certain corporate actions (i.e., they are incurrence-based). As such, the inability to satisfy the terms of the Company’s negative covenants do not, by themselves, constitute covenant violations or events of default. The Company would simply be precluded from incurring additional indebtedness (outside of additional borrowings on the ABL facility) until the FCCR as defined by the indentures would be at least 2.00x on a proforma basis. Please find attached, as Annexes A, B and C, the Company’s FCCR computations as of December 31, 2009, under the requirements of the ABL facility and the indentures as requested by the Staff.

* * * * *

Should you require further clarification of the matters discussed in this letter or in the amended Registration Statement, please contact me or Sarah A. Lewis at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/ Andrew J. Nussbaum
Andrew J. Nussbaum

cc:	William A. Smith II
Vice President, General Counsel and Secretary, Metals USA Holdings Corp.

LizabethAnn R. Eisen
Cravath, Swaine & Moore LLP

ANNEX A

ABL Compliance – FCCR

1. Adjusted EBITDA for the most recent period of four consecutive Fiscal Quarters for which financial statements are available	$2,876,000
2. Income taxes paid in cash included in the determination of Consolidated Net Income during such period	(16,300,000)
3. Non-financed Capital Expenditures during such period	3,375,000

Total FCCR numerator	15,801,000

4. Scheduled principal payment required to be made during such period in respect of Indebtedness for borrowed money	1,627,000
5. Consolidated Interest Expense for such period	35,925,000
6. Amortization of any original issue discount, interest paid in kind or added to principal and other non-cash interest for such period	—
7. Distributions pursuant to Section 9.10(a)(ii) or (iii) of the ABL Facility in each case to the extent paid by Parent in cash	—

Total FCCR denominator	37,552,000

8. Fixed Charge Coverage Ratio: Actual Ratio of (1-2-3)/(4+5-6+7)	0.42

A-1

ANNEX B

Senior Notes Compliance – FCCR

A. Adjusted EBITDA	$2,876,000

B. Consolidated Interest Expense	$35,925,000

Actual Ratio of A to B:	0.08

B-1

ANNEX C

Toggle – FCCR

A. Adjusted EBITDA	$2,818,000

B. Consolidated Interest Expense	$36,328,000

Actual Ratio of A to B:	0.08

C-1